Exhibit 99.1

DHT Holdings, Inc. Third Quarter 2020 Results

HAMILTON, BERMUDA, November 9, 2020 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:
FINANCIAL HIGHLIGHTS:

USD mill. (except per share)	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	2019	2018
Shipping revenues	142.2	245.9	211.9	191.8	104.7	535.1	375.9
Adjusted net revenue[1]	117.5	202.7	152.5	141.7	58.9	347.6	214.8
Adjusted EBITDA[2]	92.9	178.0	128.4	116.3	36.0	254.5	123.2
Net income/(loss) after tax	50.7[3]	135.8	72.2	75.9	(9.4)	73.7	(46.9)[3]
EPS – basic	0.32	0.92	0.49	0.52	(0.07)	0.51	(0.33)
EPS – diluted[4]	0.31	0.81	0.44	0.47	(0.07)	0.51	(0.33)
Dividend[5]	0.20	0.48	0.35	0.32	0.05	0.47	0.11
Interest bearing debt	492.4	719.2	780.8	851.0	945.9	851.0	967.3
Cash and cash equivalents	75.1	137.7	75.8	67.4	115.4	67.4	94.9
Net debt	417.3	581.5	705.0	783.6	830.5	783.6	872.4

QUARTERLY HIGHLIGHTS:

•	In the third quarter of 2020, the Company’s VLCCs achieved an average rate of $48,100 per day.

•
Adjusted EBITDA for the third quarter of 2020 was $92.9 million. Net income of $50.7 million equates to $0.32 per basic share. Adjusted for a non-cash change in fair value related to interest rate derivatives of $2.6 million and a non-cash impairment charge of $4.9 million, net income would be $53.0 million, equivalent to $0.34 per basic share.

•
For the third quarter of 2020, the Company declared a cash dividend of $0.20 per share of outstanding common stock, payable on November 25, 2020 to shareholders of record as of November 18, 2020. This marks the 43rd consecutive quarterly dividend. The shares will be traded ex-dividend from November 17, 2020.

•
DHT currently has 16 of its vessels on time charters, where four vessels have profit sharing structures on top of base rates, whilst the other 12 have fixed rates. The average of the fixed elements in these 16 time charters, i.e. of the four base rates and the 12 fixed rates, is $42,935 per day.

•
In August, holders of $125 million of the Convertible Note, representing all of the outstanding securities, exercised their right to convert their securities into shares at a conversion price of $5.3470 per share. As a result, the Company issued 23,377,397 shares of common stock, increasing the issued and outstanding shares of common stock to 170,798,328.

•
In the third quarter of 2020, the Company prepaid $37.0 million under the Nordea Credit Facility and $42.2 million under the ABN Amro Credit Facility. The voluntary prepayments were made under the revolving credit facility tranches and may be re-borrowed.

•
In September 2020, the Company prepaid the outstanding loan on DHT Scandinavia, totaling $12.7 million, and cancelled the ABN Amro Revolving Credit Facility entered into in November 2016. The ABN Amro Revolving Credit Facility was undrawn with $43.8 million available and quarterly reduction of $1.3 million.

•	After these prepayments, net debt equals $15.5 million per vessel.

Interest bearing debt  -  Notional amount
USD mill.
Opening balance January 1, 2020	866.0
Scheduled repayments	(48.4)
Prepayment	(266.6)
Issuance *)	71.3
Convertible bonds - converted to shares of common stock	(125.0)
Balance notional debt as of September 30, 2020 **)	497.2
*) Issuance consists of $57.8 mill. which was drawn (ABN Amro Credit Facility) to ensure sufficient cash at hand for the possible repayment of the Convertible bonds (the amount was repaid later in the quarter), in addition to $13.5 mill. related to the final drawdown on the scrubber financing (the Nordea Credit Facility) in Q2 2020.
**) Please also see Note 4 – Interest bearing debt.

OPERATIONAL HIGHLIGHTS:

	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	2019	2018
Operating days[6]	2,484.0	2,457.0	2,457.0	2,484.0	2,484.0	9,855.0	9,810.7
Scheduled off hire days	20.6	5.8	49.1	55.0	157.0	352.6	95.2
Unscheduled off hire days	18.5	16.2	38.9	5.5	13.0	33.9	9.6
Revenue days[7]	2,444.9	2,435.0	2,369.0	2,423.5	2,314.0	9,468.5	9,705.9
Spot exposure[8]	60.8%	70.1%	84.2%	81.5%	82.2%	83.1%	73.2%
VLCC time charter rate per day	$53,000	$62,700	$54,000	$54,600	$33,700	$38,400	$25,900
VLCC spot rate per day	$44,900	$92,100	$66,400	$59,200	$24,300	$36,400	$21,800

•	100% of the scheduled off hire days in the quarter were related to crew changes.

•
The Covid-19 virus outbreak is impacting our business in several ways. The main operational challenge relates to our seafarers and our ability to change crews at regular intervals.   This is resulting in crews staying onboard longer than planned, awaiting opportunities to go ashore and for replacements to come onboard.   Our crew is demonstrating cooperation and understanding to support continuation of our services.   We have during the quarter consumed 20.6 days of scheduled off hire through deviations and longer port stays to enable crew changes. We will remain pragmatic and responsible in our efforts to safely conduct this activity but still expect challenges as only limited geographical areas support these operations.

The virus outbreak has led to reduced global consumption of refined oil products resulting in a build-up of shore-based inventories of both feedstock and end products. Further, leading oil producers have reduced supply with the view to rebalance the oil markets. As such, demand is partly being satisfied by drawing down on inventories, resulting in reduced demand for transportation.

•
As of September 30, 2020, DHT had a fleet of 27 VLCCs. The total dwt of the fleet is 8,360,850. For more details on the fleet, please refer to the web site: http://dhtankers.com/index.php?name=About_DHT%2FFleet.html.

OUTLOOK:
•
Thus far in the fourth quarter of 2020, 79% of the available VLCC days have been booked at an average rate of $38,400 per day on a discharge to discharge basis (not including any potential profit splits on four time charters).

Footnotes:
1Shipping revenues net of voyage expenses.
2 Shipping revenues net of voyage expenses, vessel operating expenses and general and administrative expenses. As showed in the table for reconciliation of non-GAAP measures.
3Q3 2020 includes impairment charge of $ 4.9 million. 2018 includes impairment charge of $3.5 million related to the sale of DHT Cathy and DHT Sophie.
4Diluted shares include the dilutive effect of the convertible senior notes and restricted shares granted to management and members of the board of directors.
5Per common share.
6Operating days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company.
7Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire.
8 As % of total operating days in period.

THIRD QUARTER 2020 FINANCIALS

The Company reported shipping revenues for the third quarter of 2020 of $142.2 million compared to shipping revenues of $104.7 million in the third quarter of 2019. The increase from the 2019 period to the 2020 period includes $31.5 million attributable to higher tanker rates and $5.9 million attributable to change in total revenue days. The increase in total revenue days was a result of scheduled off hire in connection with the scrubber retrofit project in 2019.

Voyage expenses for the third quarter of 2020 were $24.7 million, compared to voyage expenses of $45.8 million in the third quarter of 2019.  The decrease was mainly due to a $20.3 million decrease in bunker expenses and a $0.9 million decrease in port cost due to less vessels in the spot market.

Vessel operating expenses for the third quarter of 2020 were $20.5 million, equal to $8,200 per day, compared to $19.4 million in the third quarter of 2019. The increase was mainly related to up storing of spares and consumables in relation to IMO2020 in addition to deductibles on insurance. The average operating cost for FY 2019 was $7,900 per day.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $31.1 million for the third quarter of 2020, compared to $29.7 million in the third quarter of 2019. The increase was due to depreciation related to scrubbers of $1.5 million.

Due to a decline in values for second-hand tankers, we adjusted the carrying value of our fleet through a non-cash impairment charge of $4.9 million in the third quarter of 2020. No impairment charge was recorded in the third quarter of 2019.

General & administrative expense (“G&A”) for the third quarter of 2020 was $4.1 million, consisting of $3.1 million cash and $1.0 million non-cash charges, compared to $3.5 million in the third quarter of 2019, consisting of $3.1 million cash and $0.4 million non-cash charges. Non-cash G&A includes accrual for social security tax.

Net financial expenses for the third quarter of 2020 were $6.1 million compared to $15.7 million in the third quarter of 2019. The decrease was due to a $4.9 million decrease in interest expenses due to reduced outstanding debt and a reduction in Libor in addition to a non-cash gain of $2.6 million related to interest rate derivatives in the third quarter of 2020 compared to a non-cash loss of $1.5 million in the third quarter of 2019.

The Company had net income in the third quarter of 2020 of $50.7 million, or income of $0.32 per basic share and $0.31 per diluted share, compared to net loss in the third quarter of 2019 of $9.4 million, or loss of $0.07 per basic share and $0.07 per diluted share. The change from the 2019 period to the 2020 period was mainly due to higher tanker rates.

Net cash provided by operating activities for the third quarter of 2020 was $131.3 million compared to net cash provided by operating activities of $21.8 million for the third quarter of 2019. The change is mainly due to net income of $50.7 million in the third quarter of 2020 compared to net loss of $9.4 million in the third quarter of 2019 and $47.5 million related to changes in operating assets and liabilities and $1.9 million related to items included in net income not affecting cash flows.

Net cash used in investing activities was $3.4 million in the third quarter of 2020 and was related to investment in vessels. Net cash used in investing activities was $14.0 million in the third quarter of 2019 and was related to investment in vessels.

Net cash used in financing activities for the third quarter of 2020 was $190.5 million comprising $149.7 million related to prepayment of long-term debt, $82.0 million related to cash dividend paid and $16.4 million related to scheduled repayment of long-term debt, partially offset by $57.8 million related to issuance of long-term debt. Net cash provided by financing activities for the third quarter of 2019 was $36.6 million comprising $55.0 million related to issuance of long-term debt offset by $15.4 million related to scheduled repayment of long-term debt and $2.9 million related to cash dividend paid.

As of September 30, 2020, the cash balance was $75.1 million, compared to $67.4 million as of December 31, 2019.

The Company monitors its covenant compliance on an ongoing basis. As of the date of the most recent compliance certificates submitted for the third quarter of 2020, the Company is in compliance with its financial covenants.

As of September 30, 2020, the Company had 170,798,328 shares of common stock outstanding compared to 146,819,401 shares as of December 31, 2019.

The Company declared a cash dividend of $0.20 per common share for the third quarter of 2020 payable on November 23, 2020 for shareholders of record as of November 16, 2020.

NINE MONTHS 2020 FINANCIALS

The Company reported shipping revenues for the first three quarters of 2020 of $600.0 million compared to $343.2 million in the first three quarters of 2019.  The increase from the 2019 period to the 2020 period includes $246.9 million attributable to higher tanker rates and $9.9 million attributable to increased total revenue days.

Voyage expenses for the first three quarters of 2020 were $127.3 million compared to voyage expenses of $137.4 million in the first three quarters of 2019.  The decrease was mainly due to a $17.4 million decrease in bunker expenses offset by $4.7 million related to voyage expenses which are capitalized and amortized under IFRS 15.

Vessel operating expenses for the first three quarters of 2020 were $60.0 million, compared to $56.5 million in the first three quarters of 2019. The increase was mainly related to up storing of spares and consumables in relation to IMO2020 in addition to deductibles on insurance.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $92.2 million for the first three quarters of 2020, compared to $84.9 million in the first three quarters of 2019. The increase was mainly due to depreciation related to scrubbers of $6.5 million.

Due to a decline in values for second-hand tankers, we adjusted the carrying value of our fleet through a non-cash impairment charge of $4.9 million in the first three quarters of 2020. No impairment charge was recorded in the first three quarters of 2019.

G&A for the first three quarters of 2020 was $13.4 million, consisting of $9.6 million cash and $3.8 million non-cash, compared to $11.3 million, consisting of $9.6 million cash and $1.7 million non-cash for the first three quarters of 2019.

Net financial expenses for the first three quarters of 2020 were $42.8 million, compared to $55.3 million in the first three quarters of 2019. The decrease was due to a $10.2 million decrease in interest expenses due to reduced outstanding debt and a reduction in Libor in addition to a non-cash loss of $10.5 million related to interest rate derivatives in the first three quarters of 2020 compared to a non-cash loss of $12.9 million in the first three quarters of 2019.

The Company had net income for the first three quarters of 2020 of $258.7 million, or income of $1.72 per basic share and $1.56 per diluted share compared to net loss of $2.2 million, or loss of $0.02 per basic share and $0.02 per diluted share in the first three quarters of 2019. The difference between the two periods mainly reflects higher tanker rates.

Net cash provided by operating activities for the first three quarters of 2020 was $448.5 million compared to net cash provided by operating activities of $106.1 million for the first three quarters of 2019. The increase was mainly due to net income of $258.7 million in the first three quarters of 2020 compared to net loss of $2.2 million in the first three quarters of 2019, $70.9 million related to changes in operating assets and liabilities and $10.7 million related to items included in net income not affecting cash flows.

Net cash used in investing activities for the first three quarters of 2020 was $16.2 million comprising $15.8 million related to investment in vessels and $0.4 million related to investment in property, plant and equipment. Net cash used in investing activities for the first three quarters of 2019 was $33.4 million related to investment in vessels, predominantly retrofitting of exhaust cleaning systems.

Net cash used in financing activities for the first three quarters of 2020 was $424.6 million comprising $266.6 million related to prepayment of long-term debt, $180.5 million related to cash dividends paid and $48.4 million related to scheduled repayment of long-term debt, partially offset by $71.3 million related to issuance of long-term debt. Net cash used in financing activities for the first three quarters of 2019 was $52.3 million comprising $47.5 million related to scheduled repayment of long-term debt, $35.0 million related to prepayment of long-term debt, $21.3 million related to cash dividends paid and $3.2 million related to repurchase of shares partially offset by $55.0 million related to issuance of long-term debt.

As of September 30, 2020, our cash balance was $75.1 million, compared to $67.4 million as of December 31, 2019.

As of September 30, 2020, the Company had 170,798,328 shares of our common stock outstanding compared to 142,418,941 as of September 30, 2019.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
The Company assesses the financial performance of its business using a variety of measures. Certain of these measures are termed “non-GAAP measures” because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS. These non-GAAP measures include “Adjusted Net Revenue”, “Adjusted EBITDA” and “Adjusted spot time charter equivalent per day”. The Company believes that these non-GAAP measures provide useful supplemental information for its investors and, when considered together with the Company’s IFRS financial measures and the reconciliation to the most directly comparable IFRS financial measure, provide a more complete understanding of the factors and trends affecting the Company’s operations. In addition, the DHT’s management measures the financial performance of the Company, in part, by using these non-GAAP measures, along with other performance metrics. The Company does not regard these non-GAAP measures as a substitute for, or as superior to, the equivalent measures calculated and presented in accordance with IFRS. Additionally, these non-GAAP measures may not be comparable to other similarly titled measures used by other companies and should not be considered in isolation or as a substitute for analysis of the Company’s operating results as reported under IFRS.

USD in thousands except time charter equivalent per day	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	2019	2018
Reconciliation of adjusted net revenue
Shipping revenues	142,196	245,942	211,908	191,835	104,740	535,068	375,941
Voyage expenses	(24,691)	(43,220)	(59,385)	(50,140)	(45,847)	(187,500)	(161,891)
Adjusted net revenue	117,506	202,721	152,524	141,695	58,893	347,568	214,050

Reconciliation of adjusted EBITDA
Net income/(loss) after tax	50,672	135,824	72,158	75,862	(9,391)	73,680	(46,927)
Income tax expense	127	152	426	20	15	131	83
Other financial (income)/expenses	181	147	925	350	661	1,790	4,943
Fair value (gain)/loss on derivative financial liabilities	(2,611)	444	12,644	(2,990)	1,510	9,863	5,191
Interest expense	8,863	11,022	12,226	13,016	13,807	55,332	54,211
Interest income	(3)	(98)	(99)	(357)	(113)	(1,077)	(345)
Share of profit from associated companies	(340)	(303)	(206)	(267)	(158)	(852)	(858)
(Profit)/loss, sale of vessel	-	-	-	-	-	-	(75)
Impairment charges	4,920	-	-	-	-	-	3,500
Depreciation and amortization	31,117	30,774	30,326	30,663	29,656	115,584	103,476
Adjusted EBITDA	92,926	177,962	128,401	116,298	35,987	254,452	123,198
Reconciliation of adjusted spot time charter equivalent per day*
Spot time charter equivalent per day	44,900	92,100	66,400	59,200
IFRS 15 impact on spot time charter equivalent per day	(4,200)	(4,900)	(900)	4,700
Adjusted spot time charter equivalent per day	40,600	87,200	65,500	63,900
* Per revenue days. Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire.

EARNINGS CONFERENCE CALL AND WEBCAST INFORMATION
The Company will host a conference call and webcast which will include a slide presentation at 8:00 a.m. EST/14:00 CET on Tuesday November 10, 2020 to discuss the results for the quarter.

All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling +1  646  741 3167 within the United States, 21 56 30 15 within Norway and +44  (0) 207  192 8338 for international callers. The passcode is “9708499”.

The webcast, which will include a slide presentation, will be available on the following link:
https://edge.media-server.com/mmc/p/2e74dwn9 and can also be accessed in the Investor Relations section on DHT’s website at http://www.dhtankers.com.

An audio replay of the conference call will be available until November 17, 2020 1:00 p.m. EST/19:00 CET.
To access the replay, dial +1  917  677 7532 within the United States, 21 03 42 35 within Norway or +44  (0) 333  300 9785 for international callers and enter “9708499” as the pass code.

ABOUT DHT HOLDINGS, INC.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Singapore and Oslo, Norway. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet, a counter cyclical philosophy with respect to investments, employment of our fleet and capital allocation and a transparent corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

FORWARD LOOKING STATEMENTS
This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company’s management as well as assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding dividends (including our dividend plans, timing and the amount and growth of any dividends), daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 25, 2020.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Laila C. Halvorsen, CFO
Phone: +1 441  295 1422 and +47 984 39 935
E-mail:lch@dhtankers.com
Wilhelm Flinder, Manager, Investor Relations & Business Analysis
Phone: +1 441  295 1422 and +47 936 11 350
E-mail: wf@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)
($ in thousands)

	Note	September 30, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents		$75,107	67,356
Accounts receivable and accrued revenues	8	61,916	107,848
Capitalized voyage expenses		1,132	4,151
Prepaid expenses		3,920	4,846
Bunkers, lube oils and consumables		13,167	34,085
Total current assets		$155,243	218,286

Non-current assets
Vessels and time charter contracts	5	$1,499,103	1,589,444
Advances for vessel upgrades	5	21,306	11,652
Other property, plant and equipment		4,630	3,065
Investment in associate company		5,595	4,772
Total non-current assets		$1,530,635	1,608,932

TOTAL ASSETS		$1,685,877	1,827,218

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued expenses		$10,345	23,998
Derivative financial liabilities	4	9,137	4,320
Current portion long-term debt	4	18,263	100,385
Other current liabilities		655	605
Deferred shipping revenues	9	18,303	930
Total current liabilities		$56,702	130,239

Non-current liabilities
Long-term debt	4	$474,106	750,586
Derivative financial liabilities	4	16,939	11,279
Other non-current liabilities		3,620	2,664
Total non-current liabilities		$494,665	764,530

TOTAL LIABILITIES		$551,367	894,768

Equity
Common stock at par value	6	$1,708	1,468
Additional paid-in capital	6	1,291,505	1,169,537
Accumulated deficit		(162,027)	(240,165)
Translation differences		47	73
Other reserves		3,266	1,531
Total equity attributable to the Company		1,134,499	932,444
Non-controlling interest		12	5
Total equity		$1,134,510	932,449

TOTAL LIABILITIES AND EQUITY		$1,685,877	1,827,218

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands except per share amounts)

	Note	Q3 2020 Jul. 1 - Sept. 30, 2020	Q3 2019 Jul. 1 - Sept. 30, 2019	9 months 2020 Jan. 1 - Sept. 30, 2020	9 months 2019 Jan. 1 - Sept. 30, 2019
Shipping revenues		$142,196	104,740	600,046	343,233

Operating expenses
Voyage expenses		(24,691)	(45,847)	(127,296)	(137,360)
Vessel operating expenses		(20,496)	(19,385)	(60,044)	(56,453)
Depreciation and amortization	5	(31,117)	(29,656)	(92,217)	(84,922)
Impairment charges	5	(4,920)	-	(4,920)	-
General and administrative expense		(4,084)	(3,520)	(13,418)	(11,266)
Total operating expenses		$(85,307)	(98,408)	(297,894)	(290,000)

Operating income		$56,889	6,331	302,152	53,233

Share of profit from associated companies		340	158	850	585
Interest income		3	113	199	720
Interest expense		(8,863)	(13,807)	(32,112)	(42,315)
Fair value gain/(loss) on derivative financial liabilities		2,611	(1,510)	(10,477)	(12,853)
Other financial (expense)/income		(181)	(661)	(1,253)	(1,440)
Profit/(loss) before tax		$50,799	(9,376)	259,359	(2,070)

Income tax expense		(127)	(15)	(705)	(111)
Net income/(loss) after tax		$50,672	(9,391)	258,654	(2,181)
Attributable to owners of non-controlling interest		3	(4)	7	(4)
Attributable to the owners of parent		$50,669	(9,387)	258,647	(2,178)

Basic net income/(loss) per share		0.32	(0.07)	1.72	(0.02)
Diluted net income/(loss) per share		0.31	(0.07)	1.56	(0.02)

Weighted average number of shares (basic)		157,771,616	142,418,941	150,647,701	142,347,867
Weighted average number of shares (diluted)		170,853,711	142,554,889	169,788,132	142,435,420

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)
($ in thousands except per share amounts)

	Note	Q3 2020 Jul. 1 - Sept. 30, 2020	Q3 2019 Jul. 1 - Sept. 30, 2019	9 months 2020 Jan. 1 - Sept. 30, 2020	9 months 2019 Jan. 1 - Sept. 30, 2019
Net income/(loss) after tax		$50,672	(9,391)	258,654	(2,181)

Other comprehensive income/(loss):
Items that will not be reclassified subsequently to income statement:
Remeasurement of defined benefit obligation (loss)		-	-	-	-
Total		$-	-	-	-
Items that may be reclassified subsequently to income statement:
Exchange gain/(loss) on translation of foreign currency
denominated associate and subsidiary		72	(66)	(26)	(45)
Total		$72	(66)	(26)	(45)

Other comprehensive income/(loss)		$72	(66)	(26)	(45)

Total comprehensive income/(loss) for the period		$50,743	(9,456)	258,627	(2,227)

Attributable to owners of non-controlling interest		$3	(4)	7	(4)
Attributable to the owners of parent		$50,740	(9,453)	258,621	(2,223)

 The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

	Note	Q3 2020 Jul. 1 - Sept. 30, 2020	Q3 2019 Jul. 1 - Sept. 30, 2019	9 months 2020 Jan. 1 - Sept. 30, 2020	9 months 2019 Jan. 1 - Sept. 30, 2019
CASH FLOW FROM OPERATING ACTIVITIES
Net income / (loss) after tax		$50,672	(9,391)	258,654	(2,181)

Items included in net income not affecting cash flows		35,420	33,500	115,866	105,140
Depreciation and amortization	5	31,117	29,656	92,217	84,922
Impairment charges	5	4,920	-	4,920	-
Amortization of upfont fees		1,352	2,053	4,977	6,073
Fair value (gain) / loss on derivative financial liabilities	4	(2,611)	1,510	10,477	12,853
Compensation related to options and restricted stock		982	438	4,124	1,877
Share of profit in associated companies		(340)	(158)	(850)	(585)
Income adjusted for non-cash items		$86,091	24,110	374,520	102,958

Changes in operating assets and liabilities		45,186	(2,346)	73,997	3,139
Accounts receivable and accrued revenues	8	35,513	(12,633)	45,931	5,220
Capitalized voyage expenses		548	241	3,019	(861)
Prepaid expenses		1,020	288	500	962
Accounts payable and accrued expenses		(6,181)	(238)	(13,738)	(6,904)
Deferred shipping revenues	9	7,922	-	17,373	-
Bunkers, lube oils and consumables		6,334	9,962	20,919	4,615
Pension liability		31	35	(6)	105
Net cash provided by operating activities		$131,278	21,764	448,517	106,097

CASH FLOW FROM INVESTING ACTIVITIES
Investment in vessels		(3,349)	(13,976)	(15,766)	(33,310)
Investment in property, plant and equipment		(46)	(35)	(391)	(47)
Net cash used in investing activities		$(3,395)	(14,011)	(16,156)	(33,357)

CASH FLOW FROM FINANCING ACTIVITIES
Cash dividends paid	7	(81,983)	(2,848)	(180,509)	(21,345)
Repayment principal element of lease liability		(125)	(129)	(338)	(241)
Issuance of long-term debt	4	57,762	54,991	71,262	54,990
Purchase of treasury shares	7	-	-	-	(3,248)
Issuance of convertible bonds	6	-	-	-	(7)
Scheduled repayment of long-term debt	4	(16,444)	(15,394)	(48,381)	(47,481)
Prepayment of long-term debt	4	(149,703)	-	(266,643)	(35,000)
Net cash (used in)/provided by financing activities		$(190,493)	36,620	(424,610)	(52,332)

Net (decrease)/increase in cash and cash equivalents		(62,610)	44,373	7,751	20,407
Cash and cash equivalents at beginning of period		137,717	70,978	67,356	94,944
Cash and cash equivalents at end of period		$75,107	115,352	75,107	115,352

Specification of items included in operating activities:
Interest paid		9,225	12,377	29,233	38,151
Interest received		3	113	199	720

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

SUMMARY CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
($ in thousands except shares)

	Note	Shares	Stock	Paid-in Additional Capital	Treasury Shares	Accumulated Deficit	Translation Differences	Other Reserves	Non- Controlling Interest	Total Equity
Balance at January 1, 2019		142,700,046	$1,427	$1,145,107	$(1,364)	$(285,383)	$32	$1,848	$-	$861,668
Net income/(loss) after tax						(2,178)			(4)	(2,181)
Other comprehensive income						-	(45)			(45)
Total comprehensive income						(2,178)	(45)		(4)	(2,227)
Cash dividends declared and paid						(21,345)				(21,345)
Purchase of treasury shares					(3,248)					(3,248)
Adjustment related to non-controlling interest									3	3
Retirement of treasury shares		(1,061,241)	(11)	(4,602)	4,612					0
Compensation related to options and restricted stock		780,136	8	2,594				(725)		1,877
Balance at September 30, 2019		142,418,941	$1,424	$1,143,100	$-	$(308,905)	$(13)	$1,123	$(0)	$836,728

Balance at January 1, 2020		146,819,401	$1,468	$1,169,537	$-	$(240,165)	$73	$1,531	$5	$932,449
Net income/(loss) after tax						258,647			7	258,654
Other comprehensive income/(loss)						-	(26)			(26)
Total comprehensive income/(loss)						258,647	(26)		7	258,627
Cash dividends declared and paid						(180,509)				(180,509)
Conversion of convertible bonds		23,377,397	234	119,584						119,818
Compensation related to options and restricted stock		601,530	6	2,383				1,735		4,124
Balance at September 30, 2020		170,798,328	$1,708	$1,291,505	$-	$(162,027)	$47	$3,266	$12	$1,134,510

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2020

Note 1 – General information
DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The financial statements were approved by the Company’s Board of Directors (the “Board”) on November 2, 2020 and authorized for issue on November 9, 2020.

Note 2 – General accounting principles
The condensed consolidated interim financial statements do not include all information and disclosure required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2019. The interim results are not necessarily indicative of the results for the entire year or for any future periods.

The interim condensed financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The interim condensed financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies that have been followed in these interim condensed financial statements are the same as presented in the 2019 audited consolidated financial statements.

These interim condensed consolidated financial statements have been prepared on a going concern basis.

Application of new and revised International Financial Reporting Standards (“IFRSs”)
New and revised IFRSs, and interpretations mandatory for the first time for the financial year beginning January 1, 2020 are listed below. The adoption did not have any effect on the financial statements:

o	IFRS 17 Insurance Contracts
o	Amendments to IFRS 9, IAS 39 and IFRS 7
o	Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associates or Joint Venture
o	Amendments to IFRS 3 Definition of a business
o	Amendments to IAS 1 and IAS 8 Definition of material
o	Conceptual Framework Amendments to References to the Conceptual Framework in IFRS Standards

Note 3 – Segment reporting
Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

The below table details the Company’s shipping revenues:

$ in thousands	Q3 2020	Q3 2019	YTD 2020	YTD 2019
Time charter revenues*	51,835	10,055	126,168	33,553
Voyage charter revenues	90,362	94,685	473,878	309,679
Shipping revenues	142,196	104,740	600,046	343,233
*Time charter revenue is presented in accordance with IFRS 16 Leases, while the portion of time charter revenue related to technical management services, equaling $8.9 million in the third quarter of 2020, $3.1 million in the third quarter of 2019, $19.2 million in the first 9 months of 2020 and $10.7 million the first 9 months of 2019 is presented in accordance with IFRS 15 Revenue from Contracts with Customers.

As of September 30, 2020, the Company had 27 vessels in operation; 14 vessels were on time charters and 13 vessels operating in the spot market.

Information about major customers:
For the period from July 1, 2020 to September 30, 2020 five customers represented $17.6 million, $15.2 million, $13.5 million, $11.4 million and $9.2 million, respectively, of the Company’s revenues. The five customers in aggregate represented $67.0 million, equal to 47 percent of the total revenue of $142.2 million for the period from July 1, 2020 to September 30, 2020.

For the period from January 1, 2020 to September 30, 2020 five customers represented $69.1 million, $50.2 million, $50.1 million, $34.4 million and $30.6 million, respectively, of the Company’s revenues. The five customers in aggregate represented $234.3 million, equal to 39 percent of the total revenue of $600.0 million for the period from January 1, 2020 to September 30, 2020.

For the period from July 1, 2019 to September 30, 2019 five customers represented $17.9 million, $11.1 million, $8.7 million, $6.2 million and $5.0 million, respectively, of the Company’s revenues. The five customers in aggregate represented $48.9 million, equal to 47 percent of the total revenue of $104.7 million for the period from July 1, 2019 to September 30, 2019.

For the period from January 1, 2019 to September 30, 2019 five customers represented $64.2 million, $45.3 million, $38.6 million, $22.9 million and $17.2 million, respectively, of the Company’s revenues. The five customers in aggregate represented $188.2 million, equal to 55 percent of the total revenue of $343.2 million for the period from January 1, 2019 to September 30, 2019.

Note 4 – Interest bearing debt
As of September 30, 2020, DHT had interest bearing debt totaling $492.4 million.

Scheduled debt repayments (USD thousands) and margin above Libor
$ in thousands	Margin above Libor	Q4 2020	2021	2022	Thereafter	Total
ABN Amro Credit Facility *	2.40%	8,344	-	33,378	236,128	277,850
Credit Agricole Credit Facility	2.19%	676	2,703	2,703	32,433	38,515
Danish Ship Finance Credit Facility **	2.25% / 2.00%	1,300	2,427	2,427	31,547	37,700
Nordea Credit Facility ***	2.40%	6,450	-	25,800	110,933	143,183
Total		16,770	5,129	64,307	411,040	497,247
Unamortized upfront fees bank loans						(4,879)
Total interest bearing debt						492,368
* $100.0 mill. undrawn as of September 30, 2020.
** Change in margin relates to the refinancing of DHT Jaguar and applies from November 2020.
*** $70.3 mill. undrawn as of September 30, 2020.

ABN Amro Credit Facility
In April 2018 the Company entered into a credit facility with ABN Amro, Nordea, Credit Agricole, DNB, ING, Danish Ship Finance, SEB, DVB and Swedbank as lenders for the financing of eleven VLCCs and two newbuildings. The credit facility is guaranteed by DHT Holdings, Inc. and borrowings bear interest at a rate equal to Libor + 2.40%. In March 2020 and September 2020, the Company prepaid $57.8 million and $42.2 million, respectively, under the revolving credit facility tranche and subsequent to the prepayment, the current outstanding is repayable in quarterly installments of $8.3 million through Q2 2024 with a final payment of $186.1 with the last installment.

In June 2020, the Company prepaid $33.4 million under the ABN Amro Credit Facility. The voluntary prepayment was made for all regular installments for 2021.

The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
•	Value adjusted* tangible net worth of $300 million
•	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
•	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt
* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Credit Agricole Credit Facility
In June 2015, the Company entered into a credit agreement with Credit Agricole for the financing of the DHT Scandinavia and the newbuilding DHT Tiger that was delivered in January 2017.  In June 2016, the Company made a voluntary prepayment of $5.0 million and in September 2020, the Company prepaid the outstanding loan totaling $12.7 million on DHT Scandinavia.
The $48.7 million financing of DHT Tiger was drawn in 2016 in advance of the delivery of the DHT Tiger which took place in January 2017 and is repayable in quarterly installments of $0.7 million with a final payment of $29.7 in December 2023. The loan bears interest at Libor plus a margin of 2.1875%.

The credit agreement is guaranteed by DHT and contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
•	Value adjusted* tangible net worth of $200 million
•	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
•	Unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest-bearing debt
* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Danish Ship Finance Credit Facility
In November 2014 the Company entered into a credit facility totaling $49.4 million with Danish Ship Finance (“DSF”) as lender and DHT Holdings, Inc. as guarantor for the financing of the VLCC newbuilding DHT Jaguar delivered in Q4 2015.  The full amount of the credit facility was drawn in November 2015.  Borrowings bear interest at a rate equal to Libor + 2.25% and are repayable in 10 semiannual installments of $1.3 million each from May 2016 to November 2020.

The credit facility contains a covenant requiring that at all times the charter-free market value of the vessel that secure the credit facility be no less than 130% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
•	Value adjusted* tangible net worth of $300 million
•	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
•	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt
* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

In April 2020 the Company agreed to a $36.4 million refinancing with Danish Ship Finance. The new loan will be in direct continuation of the existing loan and the new facility will bear interest at a rate equal to Libor + 2.00%. The facility is repayable in 10 semiannual installments of $1.2 million each from November 2020 and a final payment of $24.3 million in November 2025. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessel that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
•	Value adjusted* tangible net worth of $300 million
•	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
•	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt
* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Nordea Credit Facility
$204 million of the $300 million credit facility was borrowed during the second quarter of 2017 in connection with delivery of the nine VLCCs in water from BW.  The final $96 million was borrowed in connection with the delivery of the two VLCC newbuildings from DSME in the second quarter of 2018. The credit facility is guaranteed by DHT Holdings, Inc. and borrowings bear interest at a rate equal to Libor + 2.40%. In March 2019, the Company prepaid $35 million under the revolving credit facility tranche and in November 2019, the Company prepaid the outstanding amounts on DHT Lake and DHT Raven, totaling $22.3 million. In August 2020, the Company prepaid $37.0 million under the revolving credit facility tranche and subsequent to the prepayments, the sale of the DHT Utah and DHT Utik and the delivery of DHT Stallion and DHT Colt in 2018, the current outstanding is repayable in quarterly installments of $4.2 million with a final payment of $82.3 million in the second quarter of 2023.

In September 2018 the Company secured commitment to a $50 million scrubber financing structured through an increase of the existing $300 million secured credit facility entered into in the second quarter of 2017. The increased facility bears the same interest rate equal to Libor + 2.40%. In connection with the prepayment of DHT Lake and DHT Raven in November 2019, the facility was reduced to $45.0 million. The current outstanding is repayable in quarterly installments of $2.25 million with a final payment of $18 million in the second quarter of 2023.

In May 2020, the Company prepaid $25.8 million under the Nordea Credit Facility. The voluntary prepayment was made for all regular installments for 2021.

The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
•	Value adjusted* tangible net worth of $300 million
•	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
•	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt
* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

ABN Amro Revolving Credit Facility
In November 2016, the Company entered into a secured five-year revolving credit facility with ABN Amro totaling $50.0 million to be used for general corporate purposes, including security repurchases and the acquisition of ships. The financing bears interest at a rate equal to Libor + 2.50%.  In April 2018, the Company entered into an agreement with ABN Amro to increase the revolving credit facility to $57.3 million with a quarterly reduction of $1.8 million starting July 31, 2018. In June 2019, the Company entered into an agreement with ABN to amend the repayment profile by reducing the quarterly reductions from $1.8 million to $1.3 million. Other terms and conditions remain the same.

In September 2020, the Company cancelled the ABN Amro Revolving Credit Facility.

The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
•	Value adjusted* tangible net worth of $300 million
•	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
•	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt
*Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Derivatives - interest rate swaps

Measurement of fair value

It is only derivatives that are classified within a fair value measurement category and recognized at fair value in the statement of financial position. Fair value measurement is based on Level 2 in the fair value hierarchy as defined in IFRS 13 Fair Value Measurement. Such measurement is based on techniques for which all inputs that have a significant effect on the recorded fair value are observable. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.

As of September 30, 2020, the Company has nine amortizing interest rate swaps totaling $362.8 million with maturity ranging from the second quarter 2023 to the third quarter 2023. The average fixed interest rate is 2.95%. As of September 30, 2020, the fair value of the derivative financial liability related to the swaps amounted to $26.1 million.

$ in thousands	Expires	Notional amount Q3 2020	Fair value Q3 2020
Swap pays 2.987%, receive floating	Apr. 20, 2023	42,600	(2,816)
Swap pays 3.012%, receive floating	Apr. 20, 2023	42,600	(2,842)
Swap pays 3.019%, receive floating	Sept. 29, 2023	31,385	(2,343)
Swap pays 3.019%, receive floating	Sept. 29, 2023	30,471	(2,266)
Swap pays 2.8665%, receive floating	Sep. 29, 2023	46,903	(3,452)
Swap pays 2.8785%, receive floating	Jun. 30, 2023	41,315	(2,804)
Swap pays 2.885%, receive floating	Sept. 29, 2023	46,260	(3,433)
Swap pays 2.897%, receive floating	Sept. 30, 2023	41,493	(3,066)
Swap pays 3.020%, receive floating	Sept. 29, 2023	39,808	(3,055)
Total carrying amount		362,834	(26,076)

Covenant compliance
As of the date of the most recent compliance certificates submitted to the banks, the Company is in compliance with its financial covenants.

Note 5 – Vessels
The carrying values of the vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel. As market value is below book value for some of our vessels, we are of the view that there was an indication of potential impairment on some of our vessels as of September 30, 2020. We have performed an impairment test using the “value in use” method as of September 30, 2020.

In assessing “value in use”, the estimated future cash flows are discounted to their present value. In developing estimates of future cash flows, we must make significant assumptions about future charter rates, future use of vessels, ship operating expenses, drydocking expenditures, utilization rate, fixed commercial and technical management fees, residual value of vessels, the estimated remaining useful lives of the vessels and the discount rate. These assumptions are based on current market conditions, historical trends as well as future expectations. Estimated outflows for ship operating expenses and drydocking expenditures are based on a combination of historical and budgeted costs and are adjusted for assumed inflation. Utilization, including estimated off hire time, is based on historical experience. The impairment test has been performed using an estimated weighted average cost of capital of 8.12%. Increasing/decreasing the weighted average cost of capital by 0.5% would increase/decrease the impairment charge by $ 2.3 million. Increasing/decreasing the future charter rates by $500 per day would decrease/increase the impairment charge by $ 2.1 million. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective. The impairment test resulted in a non-cash impairment of $4.9 million in the third quarter of 2020.

Cost of Vessels
$ in thousands
At January 1, 2020	2,106,997
Transferred from vessels upgrades	6,196
At September 30, 2020	2,113,192

Depreciation, impairment and amortization*
$ in thousands
At January 1, 2020	517,553
Depreciation and amortization	91,616
Impairment charges	4,920
At September 30, 2020	614,089

Carrying Amount
$ in thousands
At January 1, 2020	1,589,444
At September 30, 2020	1,499,103

*Accumulated numbers

Cost of vessel upgrades
$ in thousands
At January 1, 2020	11,652
Additions	15,850
Transferred to vessels	(6,196)
At September 30, 2020	21,306

Carrying Amount
$ in thousands
At January 1, 2020	11,652
At September 30, 2020	21,306

Note 6 – Convertible Senior Note
In July, the Company announced that it had sent notice to redeem all of the Company’s outstanding 4.5% Convertible Senior Notes due 2021 at a price equal to 100% of the principal amount plus accrued and unpaid interest. In August, holders of $125 million, representing all of the outstanding securities, exercised their right to convert their securities into shares at a conversion price of $5.3470 per share. As a result, the Company issued 23,377,397 shares of common stock, increasing the issued and outstanding shares of common stock from 147,420,931 to 170,798,328.

Note 7 – Stockholders equity and dividend payment

	Common stock	Preferred stock
Issued at September 30, 2020	170,798,328	-
Numbers of shares authorized for issue
at September 30, 2020	250,000,000	1,000,000
Par value	$ 0.01	$ 0.01

Common stock:
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Preferred stock:
In the first quarter 2017, the board established two series of preferred stock: Series C Preferred Stock and Series D Preferred Stock, the terms of which are detailed in Current Reports on Form 6-K dated January 30, 2017 and March 24, 2017, respectively.  As of September 30, 2020, no shares of Series C Preferred Stock or Series D Preferred Stock were outstanding. Terms and rights of any other preferred shares will be established by the board when or if such shares would be issued.

Stock repurchases
The Company did not make any share repurchases during Q3 2020.

Dividend payment

Dividend payment as of September 30, 2020:

Payment date	Total Payment	Per common share
September 2, 2020	$82.0 million	$0.48
May 26, 2020	$51.5 million	$0.35
February 25, 2020	$47.0 million	$0.32
Total payment as of September 30, 2020	$180.5 million	$1.15

Dividend payment as of December 31, 2019:

Payment date	Total Payment	Per common share
November 14, 2019	$7.3 million	$0.05
August 29, 2019	$2.8 million	$0.02
May 28, 2019	$11.4 million	$0.08
February 26, 2019	$7.1 million	$0.05
Total payment as of December 31, 2019	$28.7 million	$0.20

Note 8 – Accounts receivable and accrued revenues
Accounts receivable and accrued revenues totaling $61.9 million as of September 30, 2020 consists of mainly accounts receivable with no material amounts overdue.

Note 9 – Deferred shipping revenues
Deferred shipping revenues relates to charter hire payment paid in advance. As of September 30, 2020, $18.3 million was recognized as deferred shipping revenues in the condensed consolidated statement of financial position.

Note 10 - Financial risk management, objectives and policies
Note 9 in the 2019 annual report on Form 20-F provides for details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash. The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 11 – Subsequent events
On November 2, 2020, the Board approved a dividend of $0.20 per common share related to the third quarter 2020 to be paid on November 25, 2020 for shareholders of record as of November 18, 2020.